Creative Realities, Inc.

55 Broadway, 9th Floor

New York, New York 10006

August 10, 2015

TRANSMITTED VIA EDGAR

Jeff N. Kauten

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Creative Realities, Inc. (the “Company”)
Registration Statement on Form S-1
Amendment No. 2, Filed on July 27, 2015
File No. 333-201806

Dear Mr. Kauten:

The undersigned respectfully requests that the Registration Statement on Form S-1 of Creative Realities, Inc. (SEC File No. 333-201806) be declared effective at 9:00 a.m., Washington, D.C. time, on Wednesday, August 12, 2015, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Chestovich at (612) 672-8305, or in his absence Kathleen Eick, of Maslon LLP, at (612) 672-8345. The Company also respectfully requests that a copy of the Commission’s written order verifying the effective time and date of such Registration Statement be sent to Mr. Chestovich, via facsimile at (612) 642-8305 or email at paul.chestovich@maslon.com.

Sincerely,

CREATIVE REALITIES, INC.

By: /s/ John Walpuck

 John Walpuck

Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer